As filed with the Securities and Exchange Commission on February 11, 2008

Registration No. 333-________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BLUE SQUARE-ISRAEL LTD.
(Exact name of registrant as specified in its charter)

Israel (State or other jurisdiction of Incorporation or Organization)	Not Applicable (I.R.S. Employer Identification No.)

2 Amal St.
Rosh Ha’ayin 48092, Israel

(Address of principal executive offices, including zip code)

2008 Share Option Plan
(Full title of the Plan)

Puglisi & Associates
850 Library Avenue, Suite 204
P.O. Box 885
Newark, Delaware 19715
Attention: Mr. Donald J. Puglisi
(301) 441-3100

(Name and Address of Agent for Service)

Copies to:
Gross, Kleinhendler, Hodak, Berkman & Co.
One Azrieli Center
Tel Aviv 67021, Israel
Attn: Perry Wildes, Adv.
Tel: + 972-3-607-4444   Fax:  + 972-3-607-4411

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Ordinary shares, par value NIS 1.00 per share, deposited as American Depositary Shares represented by American Depositary Receipts	5,000,000(2)	$12.50(3)	$62,500,000(3)	$2,456.25

(1)
This registration statement on Form S-8 (the “Registration Statement”) shall also cover any additional ordinary shares, par value NIS 1.00 per share (the “Ordinary Shares”) of Blue Square-Israel Ltd. (the “Registrant”) which become issuable under the Registrant’s 2008 Share Option Plan (the “Plan”) by reason of any stock split, stock dividend, recapitalization or similar transaction effected without the receipt of consideration which results in an increase in the number of the Registrant’s outstanding Ordinary Shares.

(2)	Represents 5,000,000 Ordinary Shares available for future issuance under options that may be granted under the Plan.
(3)
Pursuant to Rules 457(c) and 457(h) under the Securities Act, the Proposed Maximum Offering Price Per Share and the Proposed Maximum Aggregate Offering Price for an aggregate of 5,000,000  Ordinary Shares available for future awards under options that have not been issued under the Plan are estimated based on the average of the high and low prices of the American Depositary Shares (each representing one Ordinary Share) reported on the New York Stock Exchange on February 6, 2008, translated into U.S. dollars based upon the daily representative rate of exchange on that date as published by the Bank of Israel. Such estimate is being utilized solely for the purpose of calculating the registration fee.

PART I
INFORMATION REQUIRED IN THE
SECTION 10(A) PROSPECTUS

Item 1. Plan Information*

Item 2. Registrant Information and Employee Plan Annual Information*

*Information required by Part I to be contained in the Section 10(a) prospectus is omitted from this Registration Statement in accordance with Rule 428 under the Securities Act of 1933, as amended (the “Securities Act”) and the Introductory Note to Part I of Form S-8.

PART II
INFORMATION REQUIRED IN THE
REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents filed by the Registrant with the Commission are incorporated by reference herein:

(a) the Registrant’s Annual Report on Form 20-F/A (File No. 1-14426), as filed with the SEC on January 29, 2008 (the “Annual Report on Form 20-F”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which includes audited financial statements for the Registrant’s latest fiscal year;

(b) the description of the Registrant’s Ordinary Shares set forth in the Registrant’s Registration Statement on Form 8-A (File No. 1-14426), as filed with the SEC on July 17, 1996 under the Exchange Act, except to the extent that such description has been superseded by the descriptions set forth in Item 10B—“Memorandum and Articles of Association” and Item 10D—“Exchange Controls” of the Registrant’s Annual Report on Form 20-F, including any amendment or report for the purpose of updating such description; and

(c) all other reports filed by the Registrant pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), since the end of the fiscal year covered by the audited financial statements described in (a) above.

All documents filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Registration Statement, and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which de-registers all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Not Applicable.

Item 5. Interests of Named Experts and Counsel.

Not Applicable.

Item 6. Indemnification of Directors and Officers.

         Office Holder Exemption

        Under the Israeli Companies Law, a company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care if so provided in its article of association. Blue Square’s Articles of Association so provides. However, a company may not exempt in advance a director from his liability to the company with respect to a breach of duty of care in connection with a distribution made by the company.

        Office Holder Insurance

        The Israeli Companies Law and Blue Square's Articles of Association provide that, subject to the provisions of the Israeli Companies Law, Blue Square may enter into a contract for the insurance of the liability of any of Blue Square's office holders with respect to:

—	a breach of his duty of care to Blue Square or to another person;

—	a breach of his duty of loyalty to Blue Square, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice Blue Square’s interests;

—	a financial liability imposed upon him in favor of another person concerning an act performed by him in his capacity as an office holder; or

—	a breach of any duty or any other obligation, to the extent insurance may be permitting by law.

Indemnification of Office Holders

        Blue Square’s Articles of Association provides that Blue Square may undertake to indemnify an Office Holder for future obligations or expenses imposed on him as a result of an act done in his capacity as an Office Holder, as specified below:

—
(i) a monetary liability imposed on him in favor of another person pursuant to a judgment, including a judgment given in a settlement or an arbitrator’s award approved by the court concerning an act performed in his capacity as an office holder; and

—
(ii) reasonable litigation expenses, including counsel fees, incurred by an office holder or a former office holder or which he is ordered to pay by a court, in proceedings Blue Square institutes against him or instituted on Blue Square behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of intent, in each case relating to an act performed in his capacity as an office holder.

In February 2001, Blue Square's shareholders approved amendments to its Articles of Association enabling Blue Square to provide its office holders with prospective indemnification in relation to events that will occur or have occurred since February 1, 2000. The aggregate amount of the indemnification may not exceed 25% of Blue Square's shareholders’ equity as stated in its consolidated financial statements for the year ended December 31, 2000 for all persons and all events to be indemnified.

        Recent Changes to Israeli Companies Law. Recent changes to the Israeli Companies Law now permit Blue Square to indemnify an office holder against reasonable litigation fees, including attorney’s fees, incurred by an office holder in consequence of an investigation or proceeding filed against him by an authority that is authorized to conduct such investigation or proceeding, and that resulted without filing an indictment against him and without imposing on him financial obligation in lieu of a criminal proceeding, or that resulted without filing an indictment against him but with imposing on him a financial obligation as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent.

        In addition, prior to the recent changes in the Israeli Companies Law, the shareholders of a company were permitted to include only the following provisions in its articles of association (and Blue Square's Articles of Association currently so provide):

—
a provision authorizing the company to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to specified classes of events which the board of directors deem foreseeable at the time of grant and is limited to an amount determined by the board of directors to be reasonable under the circumstances; or

—	a provision authorizing the company to retroactively indemnify an office holder.

        The recent changes now permit a company to include or amend its articles of association to include any or all of the following provisions:

—
a provision authorizing the company to indemnify an Office Holder for future events with respect to a monetary liability imposed on him in favor of another person pursuant to a judgment (including a judgment given in a settlement or an arbitrator’s award approved by the court), as described in clause (i) under “-Indemnification of Office Holders” above, so long as such indemnification is limited to types of events which, in the board of directors' opinion, are foreseeable at the time of granting the indemnity undertaking in view of the company’s actual business, and in such amount or standard as the board of directors deems reasonable under the circumstances. Such undertaking must specify the events that in the board of directors’ opinion are foreseeable in view of the company’s actual business at the time of the undertaking and the amount or the standards that the board of directors deemed reasonable at the time;

—
a provision to undertake to indemnify for future events as set forth with respect to litigation expenses described in clause (ii) under “- Indemnification of Office Holders” and in the first paragraph under “-Indemnification of Office Holders - Recent Changes to Israeli Companies Law”; or

—	a provision authorizing the company to retroactively indemnify an Office Holder.

        Limitations on Insurance and Indemnification

        The Israeli Companies Law and Blue Square's Articles of Association provide that a company may not indemnify an office holder nor enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

—	a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—
a breach by the office holder of his duty of care if the breach was done intentionally or recklessly (a recent change to the Israeli Companies Law clarifies that this provision does not apply if the breach was solely as a result of negligence);

—	any act or omission done with the intent to derive an illegal personal benefit; or

—	any fine imposed on the office holder.

        In addition, under the Israeli Companies Law, indemnification of, and procurement of insurance coverage for, Blue Square's office holders must be approved by its audit committee and board of directors and, in specified circumstances, by Blue Square’s shareholders. Blue Square's audit committee, board of directors and general shareholders meeting approved in February 2001 the grant of indemnification and exemption letters to its directors and officers, including those directors and officers whose term of service ended on or after September 1, 2000. In April 2002, the general shareholders meeting approved the grant of a new letter of indemnification and exemption to the officers and directors of the company (the "Letter"). The aggregate amount of the indemnification (in addition to any insurance proceeds received) may not exceed 25% of Blue Square shareholders’ equity (in U.S. dollars) as stated in its consolidated financial statements for the year ended December 31, 2000, for all persons and events. Under such indemnification and exemption letters, Blue Square agreed to indemnify these directors and officers, retroactively with respect to events occurring after February 1, 2000, the date on which the Israeli Companies Law became effective and prospectively, in connection with the following issues:

—	The issuance of securities, including the offering of securities to the public according to a prospectus, a circular, a private offering or any other manner of security offering;

—
Any transaction, as defined in section 1 of the Israeli Companies Law, including a transfer, sale or purchase of assets or liabilities, including securities or the receipt of any right in any of the above, and any action related, directly or indirectly, to such transaction;

—	An action, including handing over information and papers, in connection with sale of Blue Square's shares or assets, by the Co-Op;

—
The filing of a report or announcement required by the Israeli Companies Law or the Israeli Securities Law, 1968, the rules and regulations of a stock exchange in or outside Israel, or any law of any other country pertaining to these issues, and/or omission to file such a report or announcement;

—
Any change of reorganization of Blue Square, including any related decision, including without limiting the generality of the foregoing, splitting, dividing or modifying Blue Square's share capital, establishment of subsidiaries or their liquidation or sale and issuance of shares;

—
Oral or written statements, including the expression of an opinion or a position conveyed in good faith by an office holder, in his capacity as such, during his term of office, including statements made in meetings of the board of directors or any committee;

—
An action in the line of business of Blue Square in relation with the following issues: building and planning, licensing of businesses, safety in work places, environment and recycling and protection of the consumer; or

—	Each one of the circumstances stated above, all in connection with the office holder’s service on behalf of Blue Square's subsidiaries or affiliated companies.

        Blue Square is obligated to indemnify a director or officer for a specific loss only if the director or officer has not been compensated for that loss from another source, including from proceeds of insurance policy.

        Blue Square agreed to indemnify its directors and officers to the fullest extent permissible by the Israeli Companies Law, against all amounts they may be obligated to pay as a result of a court decision or a settlement or an arbitrator’s award approved by a court decision in connection with and in the scope of their activities as directors and officers of the company and actions taken by a director or officer as an office holder of the company or its subsidiary or affiliated companies.

        Blue Square will indemnify its directors and officers for all costs or expenses, including reasonable legal expenses, that they may incur as a result of any financial obligation borne in connection with any threatened or pending civil proceeding or criminal proceeding in which the directors and officers are acquitted or (to the extent permitted by law) in which they are convicted, provided however, that the crime for which they are convicted does not require a finding of criminal intent.

        Blue Square further agreed to exempt these directors and officers to the fullest extent permitted by the Israeli Companies Law from any liability towards Blue Square with respect to any damage caused or that will be caused to the company by its directors and officers if caused or will be caused following a breach of the duty of care towards the company.

        The Letter will not apply in respect of liability or an expense imposed in respect of an action instituted by the Co-Op Blue Square Services Society, or the Co-Op, our former controlling shareholder, and/or by the appointed management committee of the Co-Op or in respect of an action instituted by the Israeli Registrar of Cooperative Societies and/or by the State of Israel in connection with the allotment of options by Blue Square in accordance with the options allotment scheme of 1996.

The Letter will not include exemption or indemnification in the following cases:

1.	A breach of fiduciary duty, which was acted not in good faith or that the officer had reasonable grounds to believe that the act would cause the company any harm;

2.	A breach of the duty of care, which was committed intentionally or recklessly;

3.	An act committed with the intention to realize a personal illegal profit; or

4.	A fine or monetary composition imposed on him.

Pursuant to resolutions adopted by Blue Square's shareholders, Blue Square obtained and will continue to hold a directors’ and officers’ liability insurance policy. Coverage under Blue Square's policy has been set at $30 million (including Blue Square's subsidiaries, excluding Blue Square Real Estate Ltd., the shares of which are listed on the Tel Aviv Stock Exchange). Blue Square has purchased directors’ and officers’ liability insurance policy for its directors and officers and those of Blue Square's subsidiaries, which includes Blue Square Chain Investments & Properties Ltd., or BSIP, the shares of which are listed on the Tel Aviv Stock Exchange, and its respective subsidiaries. The insurance policy is for a period beginning on December 1, 2007, and ending on November 30, 2008, for the maximum coverage of $30 million per claim and in the aggregate during the policy period. Blue Square's audit committee, board of directors and shareholders have approved any renewal and/or extension of the insurance policy and the purchase of any other insurance policy, provided that any such renewal, extension or purchase is for the benefit of Blue Square’s previous and/or current and/or future directors and officers and on terms substantially similar to those of the insurance policy and on condition that the premium will not increase by more than 25% in any year, as compared to the previous year. Blue Square's current insurance policies comply with these terms.

        In the event that the Insurance Policy covers Blue Square's directors and officers and those of BSIP and their respective subsidiaries, the payment of the annual premium will be divided between Blue Square and BSIP in such a manner as to be in the same proportion as the equity of each of them relates to the sum of Blue Square's equity and that of BSIP and their respective subsidiaries, as presented in their respective current annual audited consolidated financial statements.

Item 7. Exemption From Registration Claimed.

Not applicable.

Item 8. Exhibits.

Exhibit
Number	Document

4.1	Memorandum of Association of Blue Square (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.2
Articles of Association of Blue Square adopted in August 2001 (previously filed as Exhibit 1.2 to Blue Square's Annual Report on Form 20-F for the fiscal year ended December 31, 2001), and incorporated herein by reference.

4.3
Amendments to Articles of Association of Blue Square adopted in January 2004 (incorporated by reference to Exhibit 1.3 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2003).

4.4
Amendment to Articles of Association of Blue Square adopted in February 2006 (incorporated by reference to Exhibit 1.4 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2005).

4.5	Form of Deposit Agreement (previously filed as Exhibit 1 to Blue Square's Post Effective Amendment No. 1 to Registration Statement on Form F-6 (No. 333-05158), and incorporated herein by reference).

4.6*	2008 Share Option Plan.

5.1*	Opinion of Gross, Kleinhendler, Hodak, Berkman & Co.

23.1*	Consent of Gross, Kleinhendler, Hodak, Berkman & Co. (contained in Exhibit 5.1)

23.2*	Consent of Kesselman & Kesselman, Israel, a member of PricewaterhouseCoopers International Limited

24.1	Power of Attorney (included in the Signature Page)

---------------------------------
* Filed herewith.

Item 9. Undertakings.

(a)  The undersigned Registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act, that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of the expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant, Blue Square-Israel Ltd., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rosh Ha’ayin, in the State of Israel, on February 11, 2008.

BLUE SQUARE-ISRAEL LTD.

By:	/s/
Name: Uri Falach
Title: Acting Chief Executive Officer

By:	/s/
Name: Dror Moran
Title: Vice President and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Uri Falach and Dror Moran his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign and to file a Registration Statement on Form S-8 (or such other Form as may be appropriate) in connection with the registration of Ordinary Shares of the Registrant and any and all amendments (including post-effective amendments) to any such Registration Statement on Form S-8 with the Securities and Exchange Commission, granting to said attorney-in-fact and agent full power and authority to perform any other act on behalf of the undersigned required to be done in the premises. This power of attorney may be executed in counterparts.

Pursuant to the requirements of the Securities Act, this Registration Statement on Form S-8 has been signed by the following persons in the capacities indicated.

Signature	Title	Date

Uri Falach	Acting Chief Executive Officer	February 11 , 2008

Dror Moran	Vice President and Chief Financial Officer	February 11 , 2008

David Wiessman	Chairman of the Board of Director	February 11 , 2008

Yitzhak Bader	Director	February 11 , 2008

Avinadav Grinshpon	Director	February 11 , 2008

Ron Fainaro	Director	February 11 , 2008

Shlomo Even	Director	February 11 , 2008

Diana Bogoslavsky	Director	February 11 , 2008

Uzi Baram	Director	February 11 , 2008

Avraham Meiron	Director	February 11 , 2008

David Alphandary	Director	February 11 , 2008

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States, in the City of Newark, Delaware, on this 11th day of February, 2008.

PUGLISI & ASSOCIATES (Authorized U.S. Representative)

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

INDEX TO EXHIBITS

Exhibit
Number	Document

4.1	Memorandum of Association of Blue Square (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-05024)).

4.2
Articles of Association of Blue Square adopted in August 2001 (previously filed as Exhibit 1.2 to Blue Square's Annual Report on Form 20-F for the fiscal year ended December 31, 2001), and incorporated herein by reference.

4.3
Amendments to Articles of Association of Blue Square adopted in January 2004 (incorporated by reference to Exhibit 1.3 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2003).

4.4
Amendment to Articles of Association of Blue Square adopted in February 2006 (incorporated by reference to Exhibit 1.4 to Blue Square’s Annual Report on Form 20-F for the year ended December 31, 2005).

4.5	Form of Deposit Agreement (previously filed as Exhibit 1 to Blue Square's Post Effective Amendment No. 1 to Registration Statement on Form F-6 (No. 333-05158), and incorporated herein by reference).

4.6*	2008 Share Option Plan.

5.1*	Opinion of Gross, Kleinhendler, Hodak, Berkman & Co.

23.1*	Consent of Gross, Kleinhendler, Hodak, Berkman & Co. (contained in Exhibit 5.1)

23.2*	Consent of Kesselman & Kesselman, Israel, a member of PricewaterhouseCoopers International Limited

24.1	Power of Attorney (included in the Signature Page)

---------------------------------
* Filed herewith.